FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 11, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) announces the results for the second quarter ended June 30, 2003.	3

EXHIBIT A

Attached hereto as Exhibit A Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) announces the results for the second quarter ended June 30, 2003.

Buenos Aires, August 11, 2003 – Petrobras Energía Participaciones S.A. (Buenos Aires: PC NYSE: PZE announces the results for the second quarter ended June 30, 2003.

Net income for 2003 second quarter was P$255 million (P$0.12 per share and P$1.20 per ADR). Net income was 60.4% higher than income for 2002 second quarter. This significant rise in the quarter results is mainly attributable to a 29% average decline in the US dollar price which had an impact on the Company´s financial results, given the net borrowing monetary position mainly denominated in dollars. However, since a significant portion of sales are dollar denominated, the peso appreciation mentioned above adversely affected 2003 second quarter operating income.

Gross profit for 2003 quarter was P$426 million, accounting for a 37.4% margin. Gross profit totaled P$550 million in 2002 quarter. The drop in gross profit was mainly attributable to the following:

A decline in oil and gas sales volumes, reflecting reduced investments in 2002 and, to a lesser extent, the effects of the National Oil Strike in Venezuela.

Lower margins of petrochemicals due to a drop in international prices.

Lower styrenic volumes given the shrinkage in the Brazilian market.

The drop in gross profit for the E&P and Petrochemicals businesses was partially offset by an increase in gross profit for the Refining segment as a result of a 24% rise in sales volumes and higher margins derived from a recovery in prices.

Operating income for 2003 quarter totaled P$299 million, accounting for a P$83 million drop compared to 2002 quarter. This 21.7% decline was attributable to a P$124 drop in gross profit, offset by a P$25 million decline in administrative and selling expenses and a P$16 million rise in other income, net.

Net debt excluding debt attributable to affiliates under joint control as of June 30, 2003 was US$1,891 million, accounting for a 10.1% drop compared to the US$2,103 million net debt as of June 30, 2002.

Net Sales

In 2003 quarter, net sales dropped to P$1,140 million or 16.5%. 2002 quarter included P$54 million attributable to sales from the farming and forestry activities and P$12 million in the Electricity business attributable to Conuar sales, which assets were divested during 2002 fiscal year. Excluding these effects, sales declined 12.3%.

During 2003 quarter sales for the E&P business dropped 19.2% mainly due to a 12.2% decline in oil and gas sales volumes and a 9.5% fall in sales prices. As regards the Petrochemicals business, during 2003 quarter sales declined 19.6% due to a 26.4% drop in average prices and lower styrenics sales volumes. Sales for the Refining business increased P$55 million and sales for the Hydrocarbon Marketing and Transportation segment rose P$12 million. Conversely, and since the amount of P$12 million is included in 2002 quarter attributable to Conuar sales, sales for the Electricity business declined P$8 million. The generation business recorded a P$5 million increase in sales.

Considering intercompany eliminations in 2003 quarter, 93% is attributable to oil sales to the Refining business and 6% to sales from the Refining to the Petrochemicals business.

Gross Profit

Gross profit for 2003 quarter declined to P$426 million or 22.5%. The amount of P$36 million is included in 2002 quarter attributable to farming and forestry activities which were divested in 2002 fiscal year. Excluding this effect, gross profit dropped P$88 million due to the combined effect of lower prices, margins and volumes. These effects as a whole resulted in a drop in gross profit for the Oil and Gas Exploration and Production and Petrochemicals segments in the amount of P$88 million and P$54 million, respectively. In contrast, increased volumes and margins for the Refining segment resulted in a P$47 million gross profit increase.

Administrative and Selling Expenses

During 2003 quarter administrative and selling expenses dropped to P$123 million or 16.9%, mainly due to the effect of reduced expenses incurred abroad in terms of dollars and reduced expenses in Argentina in terms of pesos.

Administrative and selling expenses include charges for Affiliates under Joint Control in the amount of P$15 million and P$19 million for 2003 and 2002 quarters, respectively.

Excluding such charges, the ratio of administrative and selling expenses to sales was 10.4% in 2002 quarter and 10.5% in 2003 quarter.

Other Operating Expenses

In 2003 quarter Other Operating Expenses include a provision for the tax on banking transactions (P$12 million), provision for environmental remediation (P$8 million), offset by the favorable resolution of commercial claims in Venezuela and advisory services provided to other companies.

The 2002 quarter loss was mainly attributable to the adverse resolution of commercial disputes and penalties paid to contractors for contract termination, as a result of investment cuts (P$9 million) and the tax on banking transactions (P$13 million) partially offset by income from advisory services to other companies.

Operating Income

The Corporate Expense & Eliminations line for 2002 quarter includes a P$26 million gain attributable to operating income from the farming and forestry activities, and P$3 million attributable to Conuar, which assets were divested in 2002 fiscal year.

Equity in Earnings of Affiliates

Equity in earnings of affiliates increased P$26 million to P$137 million. Equity in earnings of utilities totaled P$123 million in 2003 quarter and P$81 million in 2002 quarter. Considering the uncertainty that characterizes such companies´ businesses, such investments were valued up to their recoverable value. Such increase is attributable to the significant recovery in the stock market price of such companies´ shares in the second quarter of 2003. the Company´s management believes that in the current scenario the stock market price of shares is the most objective indicator to determine the respective recoverable values.

Financial income (expense) and holding gains (losses)

Excluding financial income (expense) of affiliates under joint control, financial income (expense) of Petrobras Energía Participaciones and its subsidiaries accounted for P$93 million and P$315 million losses in 2003 and 2002 quarters, respectively. These lower results are attributable to the peso appreciation and a 5.8% drop average indebtedness stated in dollars. Consequently, interest expense dropped to P$119 million in 2003 quarter from P$260 million in 2002 quarter. Income from measurement of derivative instruments accounted as non-hegde declined to P$40 million from P$110 million mainly due to the impact of the dollar depreciation in 2002 quarter.

Other Expenses, net

In 2003 quarter, the P$59 million loss is mainly attributable to the following:

P$39 million for estimated contingencies related to compliance with the crude oil transportation contract subscribed with OCP.

P$11 million impairment charge to write off book value of interest in Faro Vírgenes area for valuation at net realizable value.

P$8 million reserve on the book value of loans granted to hydrocarbon production joint ventures in Venezuela given the Venezuelan crisis context.

The P$34 million loss in 2002 quarter is mainly attributable to contingencies related to the "Ship or Pay" contract with OCP in the amount of P$33 million.

Balance Sheet

The Consolidated Balance Sheet as of June 30, 2003 includes the following amounts attributable to Affiliates under Joint Control:

P$1,311 million for Fixed Assets..

P$215 million for Short-Term Debt.

P$36 million for Long-Term Debt.

Statement of Cash Flows

(Consolidated Information) (in millions of pesos)	(Three-Month Period) IIQ03	IIQ02	(Six-Month Period) Jun-03	Jun-02
Cash provided by operations				
Net Income	255	159	415	(1,476)
Adjustments to Net Income				
Equity in Earnings of Affiliates	(137)	(111)	(149)	752
OCP Charges	39	33	89	33
Net Financial Results	(172)	(266)	(313)	580
Dividends collected	4	4	9	4
Depreciation of Fixed Assets & Other Assets	220	271	433	562
Other	41	(47)	43	(183)
Changes in assets and liabilities	154	64	164	102
Income Tax	32	3	129	33
Accrued Interests	106	233	238	473
Interest Paid	(64)	(58)	(245)	(306)
Subtotal	478	285	813	574
Derivatives anticipated proceeds	(106)	41	(186)	(354)
Net cash provided by operations	372	326	627	220
Cash provided by (used in) Investing Activities				
Acquisition of property, plant & equipment	(192)	(122)	(378)	(360)
Contributions in noncurrent investments	(12)	(77)	(96)	(105)
Other	4	12	(12)	5
Net Cash (used in) provided by Investing Activities	(200)	(187)	(486)	(460)
Cash provided by (used in) Financing Activities				
Loans	(86)	(141)	(107)	(1,002)
Cash dividends paid	0	0	0	0
Net Cash Provided by Financing Activities	(86)	(141)	(107)	(1,002)
Inflation & Devaluation Effect	(53)	(221)	(134)	869
Variation in Cash	33	(223)	(100)	(373)
Cash at beginning	592	1,119	725	1,269
Cash at end	625	896	625	896

The Statement of Cash Flows as of June 30, 2003 includes the following amounts attributable to Affiliates under Joint Control:

P$49 million for depreciation.

P$13 million for acquisition of property, plant and equipment.

P$26 million for cash at end.

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Net sales for 2003 quarter decreased to P$622 or 19.2% mainly due to the combined effect of a drop in prices and sales volumes.

During 2003 second quarter, including the effects of hedging transactions and tax on exports, the average crude price decreased to P$54.7 per barrel or 9.3% from P$60.3 per barrel in 2002 quarter.

The drop in sales prices derived from the impact of a 29% reduction in the dollar price in real terms which adversely affected the dollar-denominated flow from foreign operations and, to a lesser extent, the flow from the country´s operations, in addition to existing limitations to increase gas sales prices. Such effects were partially offset by a 10.3% increase in international crude oil prices in addition to a 49% increase in the production exposed to the WTI, on account of a reduction in hedged volumes and this allowed to capitalize on the quarter´s high prices.

The reduction in volumes is in line with the restrictive investment policy implemented during 2002. Though such policy proved to be adequate to protect operating cash flow in the 2002 economic context, it resulted in delays in the development of hydrocarbon reserves to cover the fields natural decline.

Oil and gas sales volumes decreased to 160.9 thousand boe/d or 12.2% in 2003 quarter. Oil sales volumes dropped to 113.1 thousand bbl/d or 7.5% in 2003 quarter. Gas sales volumes fell to 286.5 million cubic feet per day or 21.6% in 2003 quarter.

In Argentina, sales decreased to P$351 million or 19.7% due to the combined effect of a 5.5% decline in sales prices and a 15.6% drop in sales volumes.

Oil price fell to P$62.0 per barrel or 6.8%. Sales volumes decreased to 56.5 thousand bbl/d or 7.8% mainly as a consequence of the mature fields decline as a result of investments cuts.

Tax on exports accounted for a P$14 million lower revenue in 2003 quarter.

Natural gas sales revenues declined to P$30 million or 54.5%. Daily gas sales volumes dropped to 220.3 million cubic feet or 25.2% due to the restrictive investment policy in 2002 and a lower demand early in the quarter. Sales prices fell to P$1.50 per thousand cubic feet or 39.3% pursuant to the Public Emergency Law provisions which limit the possibility of increasing the sales price of the gas sold in the domestic market, mainly in connection with sales agreements entered into with utility companies.

Combined sales of oil and gas outside of Argentina decreased to P$271 million or 18.6%. Oil and gas sales volumes dropped to 67.7 thousand boe/d or 7%. The average sales price per barrel of oil fell to P$47.4 or 12.3% in 2003 quarter.

Oil and gas sales in Venezuela dropped to P$145 million or 31.3% in 2003 quarter. The average price of oil per barrel dropped to P$38.2 or 17.8%. Daily sales volumes of oil equivalent dropped to 43.9 thousand bbl/d or 17.8 % mainly due to the natural fields decline as a result of lower investments and for the purposes of PDVSA strike that resulted in delayed compliance with the plans.

Oil sales in Ecuador totaled P$16 million in 2003 quarter after the approval of the Development Plan for Block 18 in 2002 fourth quarter. Daily oil sales volumes in 2003 quarter, net of the Government´s interest, totaled 2.8 thousand bbl/d.

Gross profit in 2003 quarter dropped to P$280 million or 23.9% mainly as a consequence of the peso appreciation and reduced sales volumes. Gross margin was 45% in 2003 quarter and 47.8% in 2002 quarter.

The ratio of administrative and selling expenses to sales was 6.9% for 2003 quarter and 8.2% for 2002 quarter.

Other operating income for 2003 quarter mainly results from the favorable resolution of commercial disputes in Venezuela. The 2002 quarter includes P$9 million as a result of the resolution of commercial disputes and penalties paid to contractors for contract termination as a consequence of the investment plan reduction.

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of June 30, 2003, the Company has the following oil hedge agreements structure:

The transactions herein included are Producer Collars that provide a coverage with a minimum price of US$ 20.40 and a maximum price of US$ 27.19. Within such range the price floats at market

Average exercise prices include premiums paid.

The transactions included herein are purchased Put options that provide a coverage with a minimum price of US$22.87.

The transactions included herein are swap options exercised by the counterparties.

The transactions included herein are sold swaptions.

Refining

Operating income for the Refining business segment totaled P$35 million in 2003 quarter compared to a P$11 million loss in 2002 quarter, boosted by a general recovery in contribution margins and increased sales volumes.

Gross profit increased P$47 million to P$52 million in 2003 quarter. Gross margin on sales was 16% in 2003 quarter and 1.9% in 2002 quarter. Gross margin improvement mainly derived from improved operations in the domestic market as a consequence of the combined effect of increased volumes and improved operations competitiveness resulting from higher sales prices and reduced dollar-denominated supply costs.

In the period under review, domestic market sales prices increased 10%, 30%, 26% and 12 % for diesel oil, gasoline, by-products of the reformer process and heavy products, respectively. Such increases reflect the gradual recovery in prices during 2002 second semester. Conversely, and mainly as a consequence of the dollar price reduction effect, heavy products, paraffins and diesel-oil export prices decreased 24%, 27% and 13%, respectively.

As regards costs, in 2003 quarter the average crude oil price decreased to P$73.4 per barrel or 14.9% compared to P$86.2 per barrel in 2002 quarter due to the dollar price reduction incidence. The average cost of operations in 2003 quarter reflects the application of Resolution 85/03. Such Resolution ratified the agreement signed between Producers and Refineries (effective through July 2003) whereby refineries committed themselves to reflect a reference crude oil price of US$28.5 per barrel in the prices offered by them to the domestic market.

Within this relative price context and in line with the strategy designed to maximize product contribution margins implying the optimization of crude oil processed, crude oil volumes processed increased to 36,732 bbl/d or 27.5% in 2003 quarter.

Net sales of refinery products increased to P$324 million or 20% in 2003 quarter, mainly boosted by increased sales volumes in addition to higher local sales prices for gasoline and diesel oil.

Total sales volumes in 2003 quarter increased 24%. The new price scenario in the domestic market boosted a sustained growth of sales volumes. Accordingly, sales volumes in Argentina increased an average of 53% with increases of 103%, 168%, 63% and 8% for diesel oil, asphalts, heavy products and gasolines, respectively. Such volumes allowed for a market share growth to 4.4% in 2003 quarter from 3.8% in 2002 quarter for diesel oil and to 3% in 2003 quarter from 2.3% in 2002 quarter for gasolines. This is particularly significant within a context of a 0.8% and 13.6% demand shrinkage, respectively.

Export volumes decreased 13%, mainly diesel-oil (36%) and paraffins (29%), reflecting the effects of a trade policy that prioritized the development of the highest contribution market, in this case the domestic market.

The ratio of administrative and selling expenses to sales was 4.3% for 2003 quarter and 4.5% for 2002 quarter.

Petrochemicals

Operating income for the Petrochemical business segment decreased to P$33 million or 63% mainly due to a drop in styrenics business margins and a significant shrinkage in sales volumes, mainly in Brazil.

Gross profit dropped to P$60 million or 47.4% due to reduced sales volumes and sales margins. Gross margin on sales decreased to 22.2% in 2003 quarter from 33.9% in 2002 quarter.

As regards styrenics, sales volumes dropped and sales margins declined as a consequence of lower international prices and higher costs due to the WTI impact. As regards sales volumes, the Brazilian market shrinkage was a determining factor. In 2003 quarter, the Brazilian industry has faced its worst crisis after the second quarter of 1999 when the real devaluation took place.

Regarding fertilizers, in spite of the significant recovery in sales volumes, the margin was lower compared to 2002 quarter due to an increased participation of resale products in the final mix.

In Argentina, styrenics sales decreased to P$109 million or 16.2% mainly due to a 12% drop in sales volumes (22% in exports and 2% in local sales), and reduced prices (15% and 3% for styrene and polystyrene, respectively), as a consequence of the dollar price reduction and in line with a 5% and 2% drop, respectively, in their international reference prices.

Styrene sales volumes dropped 34% due to a 60% decrease in exports in line with the Brazilian market shrinkage. Domestic market sales rose 16% as a consequence of the market recovery.

Polystyrene sales volumes dropped an average of 16% compared to 2002 quarter. Crystal and high impact polystyrene volumes decreased 31% in the domestic market due to reduced stocks in transformer industries in the light of price drop prospects as a consequence of the war in Iraq, and a 25% reduction in the export market on account of increased high-impact polystyrene deliveries to Brazil in 2002 quarter. Bi-oriented polystyrene sales volumes increased 88% as a consequence of increased exports to the European market.

Synthetic rubber total sales volumes rose 11% due to a 37% increase in domestic market sales. The average price dropped 3%.

Fertilizers sales in 2003 quarter increased to P$65 million or 27.5% mainly due to increased sales volumes, partially offset by a 18% price drop. It is worth mentioning that 2002 quarter was characterized by reduced operations on account of the prevailing uncertain market scenario.

Innova sales in Brazil for 2003 quarter decreased to P$97 million or 39.4% as a consequence of a strong shrinkage in volumes and, to a lesser extent, a reduction in sales prices. As a consequence of the low demand in Brazil, significant 18% and 44% drops were recorded in styrene and polystyrene sales volumes, respectively (37% in the domestic market and 72% in exports). Styrene and polystyrene average sales prices dropped 17% and 34%, respectively. Given the strong shrinkage in demand in Brazil and the high level of polystyrene stocks, the Company brought forward the crystal polystyrene plant shutdown scheduled for September 2003. Such shutdown lasted 48 days.

The ratio of administrative and selling expenses on sales was 9.3% for 2003 quarter and 8.9% for 2002 quarter.

Hydrocarbon Marketing and Transportation

Sales include oil, gas and LPG brokerage services. Sales revenues significantly increased in 2003 quarter, but due to the business specific features, characterized by low contribution margins, gross profit did not record a similar increase.

Electricity

Operating income of Affiliates under Joint Control for Distrilec pro rata consolidation is broken down as follows:

Net sales of electricity generation increased to P$55 million or 10% as a consequence of increased electricity sales prices partially offset by reduced sales volumes.

The increase in energy sales prices was mainly attributable to the following: (a) energy deliveries by less efficient machines at higher market prices as a result of reduced gas supply availability during the first half of June 2003 as a consequence of lower temperatures and increased gas consumption by industries. The latter circumstance did not affect Genelba Power Plant operations given the firm gas supply contracts entered into; (b) the effect of the following regulatory changes: (i) during the 2003 April / October period, collection of additional energy income for guaranteed supply to the electricity market, recording higher sales (P$4 million); (ii) increased equipment maintenance costs derived from devaluation and (iii) increased power price.

Net sales attributable to Genelba Power Plant in 2003 quarter increased to P$46 million or 9.5%. The average price of energy and power delivered increased to P$42.8 per MWh or 34.6% in 2003 quarter from P$31.8 per MWh in 2002 quarter. In 2003 quarter energy delivered dropped to 1,067 GWh or 19.8%. In spite of this decline, the Power Plant operated at full capacity during higher prices periods.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased to P$9 million or 12.5% in 2003 quarter. The average price of energy and power delivered increased to P$37.6 per MWh or 24.1%. In 2003 quarter, energy delivered dropped to 217 GWh or 4.8%. In accordance with the Energy Support Price Method mechanisms and as a result of the prices recorded in both fiscal years and future estimates, the Company recorded a P$1 million gain in both fiscal years.

Gross margin for the generation business increased to 40% in 2003 quarter from 14% in 2002 quarter, mainly boosted by increased generation prices.

The ratio of administrative and selling expenses on sales for the generation business was 3.6 % for 2003 quarter and 4.0% for 2002 quarter.

Petrobras Energía Participaciones S.A. is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.